Exhibit (a)(5)(A)
Factors That May Affect Our Future Financial Condition or Results of Operations
     This Exhibit describes circumstances or events that could have a negative effect on our financial results or operations or that could change, for the worse, existing trends in some or all of our businesses. The occurrence of one or more of the circumstances or events described below could have a material adverse effect on our financial condition, results of operations and cash flows or on the trading prices of the common stock and convertible notes that we have issued or securities we may issue in the future. The risks and uncertainties described in this Exhibit are not the only ones facing us. Additional risks and uncertainties that are not currently known to us or that we currently believe are immaterial may also adversely affect our business and operations.
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Risks Related to WebMD
If WebMD is unable to provide content and services that attract and retain users to The WebMD Health Network on a consistent basis, its advertising and sponsorship revenue could be reduced
     Users of The WebMD Health Network have numerous other online and offline sources of healthcare information services. WebMD’s ability to compete for user traffic on its public portals depends upon its ability to make available a variety of health and medical content, decision-support applications and other services that meet the needs of a variety of types of users, including consumers, physicians and other healthcare professionals, with a variety of reasons for seeking information. WebMD’s ability to do so depends, in turn, on:
•	its ability to hire and retain qualified authors, journalists and independent writers;
•	its ability to license quality content from third parties; and
•	its ability to monitor and respond to increases and decreases in user interest in specific topics.
     We cannot assure you that WebMD will be able to continue to develop or acquire needed content, applications and tools at a reasonable cost. In addition, since consumer users of WebMD’s public portals may be attracted to The WebMD Health Network as a result of a specific condition or for a specific purpose, it is difficult for WebMD to predict the rate at which they will return to the public portals. Because WebMD generates revenue by, among other things, selling sponsorships of specific pages, sections or events on The WebMD Health Network, a decline in user traffic levels or a reduction in the number of pages viewed by users could cause WebMD’s revenue to decrease and could have a material adverse effect on its results of operations.
Developing and implementing new and updated applications, features and services for WebMD’s public and private portals may be more difficult than expected, may take longer and cost more than expected and may not result in sufficient increases in revenue to justify the costs
     Attracting and retaining users of WebMD’s public portals and clients for its private portals requires WebMD to continue to improve the technology underlying those portals and to continue to develop new and updated applications, features and services for those portals. If WebMD is unable to do so on a timely basis or if WebMD is unable to implement new applications, features and services without disruption to its existing ones, it may lose potential users and clients.

     WebMD relies on a combination of internal development, strategic relationships, licensing and acquisitions to develop its portals and related applications, features and services. WebMD’s development and/or implementation of new technologies, applications, features and services may cost more than expected, may take longer than originally expected, may require more testing than originally anticipated and may require the acquisition of additional personnel and other resources. There can be no assurance that the revenue opportunities from any new or updated technologies, applications, features or services will justify the amounts spent.
WebMD faces significant competition for its products and services
     The markets in which WebMD operates are intensely competitive, continually evolving and, in some cases, subject to rapid change.
•	WebMD’s public portals face competition from numerous other companies, both in attracting users and in generating revenue from advertisers and sponsors. WebMD competes for users with online services and Web sites that provide health-related information, including commercial sites as well as public sector and not-for-profit sites. WebMD competes for advertisers and sponsors with: health-related Web sites; general purpose consumer Web sites that offer specialized health sub-channels; other high-traffic Web sites that include both healthcare-related and non-healthcare-related content and services; search engines that provide specialized health search; and advertising networks that aggregate traffic from multiple sites.
•	WebMD’s private portals compete with: providers of healthcare decision-support tools and online health management applications; wellness and disease management vendors; and health information services and health management offerings of healthcare benefits companies and their affiliates.
•	WebMD’s offline publications compete with numerous other offline publications, some of which have better access to traditional distribution channels than WebMD has, and also compete with online information sources.
     Many of WebMD’s competitors have greater financial, technical, product development, marketing and other resources than it does. These organizations may be better known than WebMD and have more customers or users than WebMD does. WebMD cannot provide assurance that it will be able to compete successfully against these organizations or any alliances they have formed or may form. Since there are no substantial barriers to entry into the markets in which WebMD’s public portals participate, we expect that competitors will continue to enter these markets.
Failure to maintain and enhance the “WebMD” brand could have a material adverse effect on WebMD’s business
     We believe that the “WebMD” brand identity that WebMD has developed has contributed to the success of its business and has helped it achieve recognition as a trusted source of health and wellness information. We also believe that maintaining and enhancing that brand is important to expanding the user base for WebMD’s public portals, to its relationships with sponsors and advertisers and to its ability to gain additional employer and healthcare payer clients for our private portals. WebMD has expended considerable resources on establishing and enhancing the “WebMD” brand and its other brands, and it has developed policies and procedures designed to preserve and enhance its brands, including editorial procedures designed to provide quality control of the information it publishes. WebMD expects to continue to devote resources and efforts to maintain and enhance its brand. However, WebMD may not be able to successfully maintain or enhance awareness of its brands and circumstances or events, including ones outside of its control, may have a negative effect on its brands. If WebMD is unable to maintain or enhance awareness of its brand, and do so in a cost-effective manner, its business could be adversely affected.

WebMD’s online businesses have a limited operating history
     WebMD’s online businesses have a limited operating history and participate in relatively new markets. These markets, and WebMD’s online businesses, have undergone significant changes during their short history and can be expected to continue to change. Many companies with business plans based on providing healthcare information and related services through the Internet have failed to be profitable and some have filed for bankruptcy and/or ceased operations. Even if demand from users exists, we cannot assure you that WebMD’s businesses will continue to be profitable.
WebMD’s success depends, in part, on its attracting and retaining qualified executives and employees
     The success of WebMD depends, in part, on its ability to attract and retain qualified executives, writers and editors, software developers and other technical and professional personnel and sales and marketing personnel. WebMD anticipates a continuing need to hire and retain qualified employees in these areas. Competition for qualified personnel in the healthcare information technology and healthcare information services industries is intense, and we cannot assure you that WebMD will be able to hire or retain a sufficient number of qualified personnel to meet its requirements, or that it will be able to do so at salary, benefit and other compensation costs that are acceptable to it. Failure to do so may have an adverse effect on its business.
If WebMD is unable to provide healthcare content for its offline publications that attracts and retains users, its revenue will be reduced
     Interest in WebMD’s offline publications, such as The Little Blue Book, is based upon WebMD’s ability to make available up-to-date health content that meets the needs of its physician users. Although WebMD has been able to continue to update and maintain the physician practice information that it publishes in The Little Blue Book, if WebMD is unable to continue to do so for any reason, the value of The Little Blue Book would diminish and interest in this publication and advertising in this publication would be adversely affected.
     WebMD the Magazine was launched in April 2005 and, as a result, has a very short operating history. We cannot assure you that WebMD the Magazine will be able to attract and retain the advertisers needed to make this publication successful in the future.
The timing of WebMD’s advertising and sponsorship revenue may vary significantly from quarter to quarter
     WebMD’s advertising and sponsorship revenue may vary significantly from quarter to quarter due to a number of factors, many of which are not in WebMD’s control, and some of which may be difficult to forecast accurately. The majority of WebMD’s advertising and sponsorship programs are for terms of approximately four to twelve months. WebMD has relatively few longer term advertising and sponsorship programs. In addition, WebMD has noted a trend this year, among some of its advertisers and sponsors, of seeking to enter into shorter term contracts than they had entered into in the past. We cannot assure you that WebMD’s current advertisers and sponsors will continue to use its services beyond the terms of their existing contracts or that they will enter into any additional contracts.
     In addition, the time between the date of initial contact with a potential advertiser or sponsor regarding a specific program and the execution of a contract with the advertiser or sponsor for that program may be lengthy, especially for larger contracts, and may be subject to delays over which WebMD has little or no control, including as a result of budgetary constraints of the advertiser or sponsor or their need for internal approvals. Other factors that could affect the timing of contracting for specific programs with advertisers and sponsors, or receipt of revenue under such contracts, include:
•	the timing of FDA approval for new products or for new approved uses for existing products;

•	the timing of FDA approval of generic products that compete with existing brand name products;
•	the timing of withdrawals of products from the market;
•	seasonal factors relating to the prevalence of specific health conditions and other seasonal factors that may affect the timing of promotional campaigns for specific products; and
•	the scheduling of conferences for physicians and other healthcare professionals.
Lengthy sales and implementation cycles for WebMD’s private online portals make it difficult to forecast revenues from these applications and may have an adverse impact on that business
     The period from WebMD’s initial contact with a potential client for a private online portal and the first purchase of its solution by the client is difficult to predict. In the past, this period has generally ranged from six to twelve months, but in some cases has been longer. These sales may be subject to delays due to a client’s internal procedures for approving large expenditures and other factors beyond WebMD’s control. The time it takes to implement a private online portal is also difficult to predict and has lasted as long as six months from contract execution to the commencement of live operation. Implementation may be subject to delays based on the availability of the internal resources of the client that are needed and other factors outside of WebMD’s control. As a result, we have limited ability to forecast the timing of revenue from new clients. This, in turn, makes it more difficult to predict WebMD’s financial performance from quarter to quarter.
     During the sales cycle and the implementation period, we may expend substantial time, effort and money preparing contract proposals, negotiating contracts and implementing the private online portal without receiving any related revenue. In addition, many of the expenses related to providing private online portals are relatively fixed in the short term, including personnel costs and technology and infrastructure costs. Even if WebMD’s private portal revenue is lower than expected, it may not be able to reduce related short-term spending in response. Any shortfall in such revenue would have a direct impact on its results of operations.
WebMD’s ability to provide comparative information on hospital cost and quality depends on its ability to obtain the required data on a timely basis and, if it is unable to do so, its private portal services would be less attractive to clients
     WebMD provides, in connection with its private portal services, comparative information about hospital cost and quality. WebMD’s ability to provide this information depends on its ability to obtain comprehensive, reliable data. WebMD currently obtains this data from a number of public and private sources, including the Centers for Medicare and Medicaid Services (CMS), 24 individual states and the Leapfrog Group. We cannot provide assurance that WebMD would be able to find alternative sources for this data on acceptable terms and conditions. Accordingly, WebMD’s business could be negatively impacted if CMS or WebMD’s other data sources cease to make such information available or impose terms and conditions for making it available that are not consistent with WebMD’s planned usage. In addition, the quality of the comparative information services that WebMD provides depends on the reliability of the information that it is able to obtain. If the information WebMD uses to provide these services contains errors or is otherwise unreliable, WebMD could lose clients and its reputation could be damaged.

WebMD’s ability to renew existing licenses with employers and health plans will depend, in part, on WebMD’s ability to continue to increase usage of our private portal services by their employees and plan members
     In a healthcare market where a greater share of the responsibility for healthcare costs and decision-making has been increasingly shifting to consumers, use of information technology (including personal health records) to assist consumers in making informed decisions about healthcare has also increased. We believe that through WebMD’s Health and Benefits Manager tools, including WebMD’s personal health record application, WebMD is well positioned to play a role in this consumer-directed healthcare environment, and these services will be a significant driver for the growth of WebMD’s private portals during the next several years. However, WebMD’s growth strategy depends, in part, on increasing usage of WebMD’s private portal services by WebMD’s employer and health plan clients’ employees and members, respectively. Increasing usage of WebMD’s services requires WebMD to continue to deliver and improve the underlying technology and develop new and updated applications, features and services. In addition, WebMD faces competition in the area of healthcare decision-support tools and online health management applications and health information services. Many of WebMD’s competitors have greater financial, technical, product development, marketing and other resources than WebMD does, and may be better known than WebMD’s. We cannot provide assurance that WebMD will be able to meet its development and implementation goals, nor that WebMD will be able to compete successfully against other vendors offering competitive services and, as a result, may experience static or diminished usage for WebMD’s private portal services and possible non-renewals of WebMD’s license agreements.
WebMD may be unsuccessful in its efforts to increase advertising and sponsorship revenue from consumer products companies
     Most of WebMD’s advertising and sponsorship revenue has, in the past, come from pharmaceutical, biotechnology and medical device companies. WebMD has been focusing on increasing sponsorship revenue from consumer products companies that are interested in communicating health-related or safety-related information about their products to WebMD’s audience. However, while a number of consumer products companies have indicated an intent to increase the portion of their promotional spending used on the Internet, we cannot assure you that these advertisers and sponsors will find WebMD’s consumer Web sites to be as effective as other Web sites or traditional media for promoting their products and services. If WebMD encounters difficulties in competing with the other alternatives available to consumer products companies, this portion of WebMD’s business may develop more slowly than we expect or may fail to develop.
WebMD could be subject to breach of warranty or other claims by clients of our online portals if the software and systems we use to provide them contain errors or experience failures
     Errors in the software and systems WebMD uses could cause serious problems for clients of its online portals. WebMD may fail to meet contractual performance standards or client expectations. Clients of WebMD’s online portals may seek compensation from WebMD or may seek to terminate their agreements with WebMD, withhold payments due to WebMD, seek refunds from WebMD of part or all of the fees charged under those agreements or initiate litigation or other dispute resolution procedures. In addition, WebMD could face breach of warranty or other claims by clients or additional development costs. WebMD’s software and systems are inherently complex and, despite testing and quality control, we cannot be certain that they will perform as planned.
     WebMD attempts to limit, by contract, its liability to its clients for damages arising from its negligence, errors or mistakes. However, contractual limitations on liability may not be enforceable in certain circumstances or may otherwise not provide sufficient protection to WebMD from liability for damages. WebMD maintains liability insurance coverage, including coverage for errors and omissions. However, it is possible that claims could exceed the amount of WebMD’s applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to WebMD, investigating and defending against them could be expensive and time consuming and would divert management’s attention away from WebMD’s operations.

In addition, negative publicity caused by these events may delay or hinder market acceptance of WebMD’s services, including unrelated services.
Any service interruption or failure in the systems that WebMD uses to provide online services could harm WebMD’s business
     WebMD’s online services are designed to operate 24 hours a day, seven days a week, without interruption. However, WebMD has experienced and expects that it will in the future experience interruptions and delays in services and availability from time to time. WebMD relies on internal systems as well as third-party vendors, including data center providers and bandwidth providers, to provide its online services. WebMD may not maintain redundant systems or facilities for some of these services. In the event of a catastrophic event with respect to one or more of these systems or facilities, WebMD may experience an extended period of system unavailability, which could negatively impact its relationship with users. To operate without interruption, both WebMD and its service providers must guard against:
•	damage from fire, power loss and other natural disasters;
•	communications failures;
•	software and hardware errors, failures and crashes;
•	security breaches, computer viruses and similar disruptive problems; and
•	other potential interruptions.
Any disruption in the network access or co-location services provided by third-party providers to WebMD or any failure by these third-party providers or WebMD’s own systems to handle current or higher volume of use could significantly harm WebMD’s business. WebMD exercises little control over these third-party vendors, which increases its vulnerability to problems with the services they provide.
     Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or WebMD’s own systems could negatively impact WebMD’s relationships with users and adversely affect its brand and its business and could expose WebMD to liabilities to third parties. Although WebMD maintains insurance for its business, the coverage under its policies may not be adequate to compensate it for all losses that may occur. In addition, we cannot provide assurance that WebMD will continue to be able to obtain adequate insurance coverage at an acceptable cost.
WebMD’s online services are dependent on the development and maintenance of the Internet infrastructure
     WebMD’s ability to deliver its online services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. The Internet has also experienced, and is likely to continue to experience, significant growth in the number of users and the amount of traffic. If the Internet continues to experience increased usage, the Internet infrastructure may be unable to support the demands placed on it. In addition, the reliability and performance of the Internet may be harmed by increased usage or by denial-of-service attacks. Any resulting interruptions in WebMD’s services or increases in response time could, if significant, result in a loss of potential or existing users of and advertisers and sponsors on WebMD’s Web sites and, if sustained or repeated, could reduce the attractiveness of WebMD’s services.
     Customers who utilize WebMD’s online services depend on Internet service providers and other Web site operators for access to WebMD’s Web sites. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to WebMD’s systems. Any such outages or other failures on their part could reduce traffic to WebMD’s Web sites.
Implementation of additions to or changes in hardware and software platforms used to deliver WebMD’s online services may result in performance problems and may not provide the additional functionality that was expected
     From time to time, WebMD implements additions to or changes in the hardware and software platforms that it uses for providing its online services. During and after the implementation of additions or changes, a platform may not perform as expected, which could result in interruptions in operations, an increase in response time or an inability to track performance metrics. In addition, in connection with integrating acquired businesses, WebMD may move their operations to its hardware and software platforms or make other changes, any of which could result in interruptions in those operations. Any significant interruption in WebMD’s ability to operate any of its online services could have an adverse effect on its relationships with users and clients and, as a result, on its financial results. WebMD relies on a combination of purchasing, licensing, internal development, and acquisitions to develop its hardware and software platforms. WebMD’s implementation of additions to or changes in these platforms may cost more than originally expected, may take longer than originally expected, and may require more testing than originally anticipated. In addition, we cannot provide assurance that additions to or changes in these platforms will provide the additional functionality and other benefits that were originally expected.
If the systems WebMD uses to provide online portals experience security breaches or are otherwise perceived to be insecure, WebMD’s business could suffer
     WebMD retains and transmits confidential information, including personal health records, in the processing centers and other facilities it uses to provide online services. It is critical that these facilities and infrastructure remain secure and be perceived by the marketplace as secure. A security breach could damage WebMD’s reputation or result in liability. WebMD may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by breaches. Despite the implementation of security measures, this infrastructure or other systems that WebMD interfaces with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks or other attacks by third parties or similar disruptive problems. Any compromise of WebMD’s security, whether as a result of its own systems or the systems that they interface with, could reduce demand for its services and could subject WebMD to legal claims from its clients and users, including for breach of contract or breach of warranty.
WebMD faces potential liability related to the privacy and security of personal information it collects from or on behalf of users of its services
     Privacy of personal health information, particularly personal health information stored or transmitted electronically, is a major issue in the United States. The Privacy Standards under the Health Insurance Portability and Accountability Act of 1996 (or HIPAA) establish a set of basic national privacy standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and healthcare providers (referred to as covered entities) and their business associates. Only covered entities are directly subject to potential civil and criminal liability under the Privacy Standards. Accordingly, the Privacy Standards do not apply directly to WebMD. However, portions of WebMD’s business, such as those managing employee or plan member health information for employers or health plans, are or may be business associates of covered entities and are bound by certain contracts and agreements to use and disclose protected health information in a manner consistent with the Privacy Standards. Depending on the facts and circumstances, WebMD could potentially be subject to criminal liability for aiding and abetting or conspiring with a covered entity to violate the Privacy Standards. We cannot assure you that WebMD will adequately address the risks created by the Privacy Standards. In addition, we are unable to predict what changes to the Privacy Standards might be made in the future or how those changes could affect our business. Any new legislation or regulation in the area of privacy of personal information, including personal health information, could also affect the way WebMD operates its business and could harm its business.
     In addition, Internet user privacy and the use of consumer information to track online activities are major issues both in the United States and abroad. For example, in December 2007, the Federal Trade Commission (FTC) published for comment proposed principles to govern tracking of consumers’ activities online in order to deliver advertising targeted to the interests of individual consumers. WebMD has privacy policies posted on its Web sites that it believes comply with applicable laws requiring notice to users about WebMD’s information collection, use and disclosure practices. However, whether and how existing privacy and consumer protection laws in various jurisdictions apply to the Internet is still uncertain. WebMD also notifies users about its information collection, use and disclosure practices relating to data it receives through offline means such as paper health risk assessments. We cannot assure you that the privacy policies and other statements WebMD provides to users of its products and services, or WebMD’s practices will be found sufficient to protect it from liability or adverse publicity in this area. A determination by a state or federal agency or court that any of WebMD’s practices do not meet applicable standards, or the implementation of new standards or requirements, could adversely affect WebMD’s business.
Failure to comply with regulations related to advertising and promotion may result in enforcement action and loss of sponsorship
     The WebMD Health Network provides services involving advertising and promotion of prescription and over-the-counter drugs and medical devices. If the Food and Drug Administration (FDA) or the FTC finds that any information on The WebMD Health Network or in WebMD the Magazine violates FDA or FTC regulations, they may take regulatory or judicial action against WebMD and/or the advertiser or sponsor of that information. State attorneys general may also take similar action based on their state’s consumer protection statutes. Any increase or change in regulation of drug or medical device advertising and promotion could make it more difficult for WebMD to contract for sponsorships and advertising. Members of Congress, physician groups and others have criticized the FDA’s current policies, and have called for restrictions on advertising of prescription drugs and medical devices to consumers and increased FDA enforcement. We cannot predict what actions the FDA or industry participants may take in response to these criticisms. It is also possible that new laws will be enacted that impose restrictions on such advertising and promotion. WebMD’s advertising and sponsorship revenue could be materially reduced by additional restrictions on the advertising of prescription drugs and medical devices to consumers, whether imposed by law or regulation or required under policies adopted by industry members.
Failure to maintain its CME accreditation could adversely affect WebMD’s ability to provide online CME offerings
     Medscape’s continuing medical education (CME) activities are planned and implemented in accordance with the current Essential Areas and Policies of the Accreditation Council for Continuing Medical Education, or ACCME, which oversees providers of CME credit, and other applicable accreditation standards. In 2007, ACCME revised its standards for commercial support of CME. The revised standards are intended to ensure, among other things, that CME activities of ACCME-accredited providers, such as Medscape, are independent of “commercial interests,” which are now defined as entities that produce, market, re-sell or distribute healthcare goods and services, excluding certain organizations. “Commercial interests,” and entities owned or controlled by “commercial interests,” are ineligible for accreditation by ACCME. The revised standards also provide that accredited CME providers may not place their CME content on Web sites owned or controlled by a “commercial interest.” In addition, accredited CME providers may no longer ask “commercial interests” for speaker or topic suggestions, and are also prohibited from asking “commercial interests” to review CME content prior to delivery.
     As a result of the revised standards, WebMD has made certain adjustments to its corporate structure, management and operations intended to ensure that Medscape will continue to provide CME activities that are developed independently from those programs developed by its sister companies, which may not be independent of “commercial interests.” ACCME required accredited providers to implement changes relating to placing CME content on Web sites owned or controlled by “commercial interests” by January 1, 2008, and is requiring accredited providers to implement any corporate structural changes necessary to meet the revised standards regarding the definition of “commercial interest” by August 2009. We believe that the adjustments that WebMD and Medscape have made to their structure and operations satisfy the revised standards.
     In June 2008, the ACCME announced a “call-for-comments” on several ACCME proposals, including the following:
•	Potential New Paradigm for Commercial Support: The ACCME has stated that it believes that due consideration should be given to the possibility of eliminating commercial support of CME. The ACCME has requested the medical profession, the public and CME providers to weigh in on the debate on this subject. To frame the debate, the ACCME has proposed several possible scenarios: (a) maintaining the current system of commercial support; (b) completely eliminating commercial support; (c) a new paradigm that provides for commercial support if the following conditions are met: (1) educational needs are identified and verified by organizations that do not receive commercial support and are free of financial relationships with industry; (2) the CME addresses a professional practice gap of a particular group of learners that is corroborated by bona fide performance measurements of the learners’ own practice; (3) the CME content is from a continuing education curriculum specified by a bona fide organization or entity; and (4) the CME is verified as free of commercial bias; and (d) an alternative new paradigm in which the four conditions described above would provide a basis for a mechanism to distribute commercial support derived from industry-donated, pooled funds.
•	Defining Appropriate Interactions between ACCME Accredited Providers and Commercial Supporters. The ACCME has proposed that (a) accredited providers must not receive communications from commercial interests announcing or prescribing any specific content that would be a preferred, or sought-after, topic for commercially supported CME (e.g., therapeutic area, product-line, patho-physiology); and (b) receiving communications from commercial interests regarding a commercial interest’s internal criteria for providing commercial support would also not be permissible.
The ACCME sought comments on the above, and the comment period ended to end on September 12, 2008. The comments submitted to the ACCME indicated significant backing from the medical profession for commercially-supported CME and, accordingly, we believe that it is unlikely that a proposal for complete elimination of such support would be adopted. However, we cannot predict the ultimate outcome of the process, including what other alternatives may be considered by ACCME as result of comments it has received. The elimination of, or restrictions on, commercial support for CME could adversely affect the volume of sponsored online CME programs implemented through our Web sites.
     Medscape’s current ACCME accreditation expires at the end of July 2010. In order for Medscape to renew its accreditation, it will be required to demonstrate to the ACCME that it continues to meet ACCME requirements. If Medscape fails to maintain its status as an accredited ACCME provider (whether at the time of such renewal or at an earlier time as a result of a failure to comply with existing additional ACCME standards), it would not be permitted to accredit ACCME activities for physicians and other healthcare professionals. Instead, it would be required to use third parties to provide such CME-related services. That, in turn, could discourage potential sponsors from engaging Medscape to develop CME or education-related activities, which could have a material adverse effect on our business.
Government regulation and industry initiatives could adversely affect the volume of sponsored online CME programs implemented through WebMD’s Web sites or require changes to how WebMD offers CME
     CME activities may be subject to government regulation by Congress, the FDA, the OIG, HHS, the federal agency responsible for interpreting certain federal laws relating to healthcare, and by state regulatory agencies. Medscape and/or the sponsors of the CME activities that Medscape accredits may be subject to enforcement actions if any of these CME activities are deemed improperly promotional, potentially leading to the termination of sponsorships.
     During the past several years, educational activities, including CME, directed to physicians have been subject to increased governmental scrutiny to ensure that sponsors do not influence or control the content of the activities. In response, pharmaceutical companies and medical device companies have developed and implemented internal controls and procedures that promote adherence to applicable regulations and requirements. In implementing these controls and procedures, Medscape’s various sponsors may interpret the regulations and requirements differently and may implement varying procedures or requirements. These controls and procedures:
•	may discourage pharmaceutical companies from providing grants for independent educational activities;
•	may slow their internal approval for such grants;
•	may reduce the volume of sponsored educational programs that Medscape produces to levels that are lower than in the past, thereby reducing revenue; and
•	may require Medscape to make changes to how it offers or provides educational programs, including CME.
     In addition, future changes to laws and regulations, or to the internal compliance programs of supporters or potential supporters, may further discourage, significantly limit or prohibit supporters or potential supporters from engaging in educational activities with Medscape, or may require Medscape to make further changes in the way it offers or provides educational programs.
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Risks Related to Porex
Porex’s success depends upon demand for its products, which in some cases ultimately depends upon end-user demand for the products of its customers
     Demand for our Porex products may change materially as a result of economic or market conditions and other trends that affect the industries in which Porex participates. In addition, because a significant portion of our Porex products are components that are eventually integrated into or used with products manufactured by customers for resale to end-users, the demand for these product components is dependent on product development cycles and marketing efforts of these other manufacturers, as well as variations in their inventory levels, which are factors that we are unable to control. Accordingly, the amount of Porex’s sales to manufacturer customers can be difficult to predict and subject to wide quarter-to-quarter variances. Porex’s sales to manufacturer customers that sell products used by consumers have been adversely affected by economic conditions during recent months. We cannot predict how long that adverse effect will continue and it could, depending on future economic conditions, become worse in future periods.
Porex faces significant competition for its products
     Porex operates in competitive markets and its products are, in general, used in applications that are affected by technological change and product obsolescence. The competitors for Porex’s porous plastic products include other producers of porous plastic materials as well as companies that manufacture and sell products made from materials other than porous plastics that can be used for the same purposes as Porex’s products. For example, Porex’s porous plastic pen nibs compete with felt and fiber tips manufactured by a variety of suppliers worldwide. Other Porex porous plastic products compete, depending on the application, with membrane material, porous metals, metal screens, fiberglass tubes, pleated paper, resin-impregnated felt, ceramics and other substances and devices. Some of Porex’s competitors may have greater financial, technical, product development, marketing and other resources than Porex does. We cannot provide assurance that Porex will be able to compete successfully against these companies or against particular products they provide or may provide in the future.

Porex’s product offerings must meet changing customer requirements
     A significant portion of our Porex products are integrated into end products used by manufacturing companies in various industries, some of which are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Accordingly, to satisfy its customers, Porex must develop and introduce, in a timely manner, products that meet changing customer requirements at competitive prices. To do this, Porex must:
•	develop new uses of existing porous plastics technologies and applications;
•	innovate and develop new porous plastics technologies and applications;
•	commercialize those technologies and applications;
•	manufacture at a cost that allows it to price its products competitively;
•	manufacture and deliver its products in sufficient volumes and on time;
•	accurately anticipate customer needs; and
•	differentiate its offerings from those of its competitors.
We cannot assure you that Porex will be able to develop new or enhanced products or that, if it does, those products will achieve market acceptance. If Porex does not introduce new products in a timely manner and make enhancements to existing products to meet the changing needs of its customers, some of its products could become obsolete over time, in which case Porex’s customer relationships, revenue and operating results would be negatively impacted.
Potential new or enhanced Porex products may not achieve sufficient sales to be profitable or justify the cost of their development
     We cannot be certain, when we engage in Porex research and development activities, whether potential new products or product enhancements will be accepted by the customers for whom they are intended. Achieving market acceptance for new or enhanced products may require substantial marketing efforts and expenditure of significant funds to create awareness and demand by potential customers. In addition, sales and marketing efforts with respect to these products may require the use of additional resources for training our existing Porex sales forces and customer service personnel and for hiring and training additional salespersons and customer service personnel.
     There can be no assurance that the revenue opportunities from new or enhanced products will justify amounts spent for their development and marketing. In addition, there can be no assurance that any pricing strategy that we implement for any new or enhanced Porex products will be economically viable or acceptable to the target markets.
Porex may not be able to source the raw materials it needs or may have to pay more for those raw materials
     Some of Porex’s products require high-grade plastic resins with specific properties as raw materials. While Porex has not experienced any material difficulty in obtaining adequate supplies of high-grade plastic resins that meet its requirements, it relies on a limited number of sources for some of these plastic resins. If Porex experiences a reduction or interruption in supply from these sources, it may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates, which could have a material adverse effect on its business and financial results.

     In addition, the prices of some of the raw materials that Porex uses depend, to a great extent, on the price of petroleum. As a result, increases in the price of petroleum could have an adverse effect on Porex’s margins and on the ability of Porex’s porous plastics products to compete with products made from other raw materials.
Disruptions in Porex’s manufacturing operations could have a material adverse effect on its business and financial results
     Any significant disruption in Porex’s manufacturing operations, including as a result of fire, power interruptions, equipment malfunctions, labor disputes, material shortages, earthquakes, floods, computer viruses, sabotage, terrorist acts or other force majeure, could have a material adverse effect on Porex’s ability to deliver products to customers and, accordingly, its financial results.
Porex may not be able to keep third parties from using technology it has developed
     Porex uses proprietary technology for manufacturing its porous plastics products and its success is dependent, to a significant extent, on its ability to protect the proprietary and confidential aspects of its technology. Although Porex owns certain patents, it relies primarily on non-patented proprietary manufacturing processes. To protect its proprietary processes, Porex relies on a combination of trade secret laws, license agreements, nondisclosure and other contractual provisions and technical measures, including designing and manufacturing its porous molding equipment and most of its molds in-house. Trade secret laws do not afford the statutory exclusivity possible for patented processes. There can be no assurance that the legal protections afforded to Porex or the steps taken by Porex will be adequate to prevent misappropriation of its technology. In addition, these protections do not prevent independent third-party development of competitive products or services.
The nature of Porex’s products exposes it to product liability claims that may not be adequately covered by indemnity agreements or insurance
     The products sold by Porex, whether sold directly to end-users or sold to other manufacturers for inclusion in the products that they sell, expose it to potential risk of product liability claims, particularly with respect to Porex’s life sciences, clinical, surgical and medical products. In addition, Porex is subject to the risk that a government authority or third party may require it to recall one or more of its products. Some of Porex’s products are designed to be permanently implanted in the human body. Design defects and manufacturing defects with respect to such products sold by Porex or failures that occur with the products of Porex’s manufacturer customers that contain components made by Porex could result in product liability claims and/or a recall of one or more of Porex’s products. Porex believes that it carries adequate insurance coverage against product liability claims and other risks. We cannot assure you, however, that claims in excess of Porex’s insurance coverage will not arise. In addition, Porex’s insurance policies must be renewed annually. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past, we cannot assure you that Porex will continue to be able to obtain adequate insurance coverage at an acceptable cost.
     In most instances, Porex enters into indemnity agreements with its manufacturing customers. These indemnity agreements generally provide that these customers would indemnify Porex from liabilities that may arise from the sale of their products that incorporate Porex components to, or the use of such products by, end-users. While Porex generally seeks contractual indemnification from its customers, any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If Porex does not have adequate contractual indemnification available, product liability claims, to the extent not covered by insurance, could have a material adverse effect on its business and its financial results.
Porex’s manufacturing of medical devices is subject to extensive regulation by the U.S. Food and Drug Administration and its failure to meet strict regulatory requirements could require it to pay fines, incur other costs or close facilities

     Porex’s Surgical Products Group manufactures and markets medical devices, such as reconstructive and aesthetic surgical implants used in craniofacial applications and post-surgical drains. In addition, Porex manufactures and markets blood serum filters as a medical device for use in laboratory applications. These products are subject to extensive regulation by the FDA under the FDC Act. The FDA’s regulations govern, among other things, product development, testing, manufacturing, labeling, storage, premarket clearance (referred to as 510(k) clearance), premarket approval (referred to as PMA approval), advertising and promotion, and sales and distribution. In addition, the Porex facilities and manufacturing techniques used for manufacturing medical devices generally must conform to standards that are established by the FDA and other government agencies, including those of European and other foreign governments. These regulatory agencies may conduct periodic audits or inspections of such facilities or processes to monitor Porex’s compliance with applicable regulatory standards. If the FDA finds that Porex has failed to comply with applicable regulations, the agency can institute a wide variety of enforcement actions, including: warning letters or untitled letters; fines and civil penalties; unanticipated expenditures to address or defend such actions; delays in clearing or approving, or refusal to clear or approve, products; withdrawal or suspension of approval of products; product recall or seizure; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution. Any adverse action by an applicable regulatory agency could impair Porex’s ability to produce its medical device products in a cost-effective and timely manner in order to meet customer demands. Porex may also be required to bear other costs or take other actions that may have a negative impact on its future sales of such products and its ability to generate profits.
Economic, political and other risks associated with Porex’s international sales and geographically diverse operations could adversely affect Porex’s operations and financial results
     Since Porex sells its products worldwide, its business is subject to risks associated with doing business internationally. In addition, Porex has manufacturing facilities in the United Kingdom, Germany and Malaysia. Accordingly, Porex’s operations and financial results could be harmed by a variety of factors, including:
•	changes in foreign currency exchange rates;
•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;
•	trade protection measures and import or export licensing requirements;
•	changes in tax laws;
•	differing protection of intellectual property rights in different countries; and
•	changes in regulatory requirements.
Environmental regulation could adversely affect Porex’s business
     Porex is subject to foreign and domestic environmental laws and regulations and is subject to scheduled and random checks by environmental authorities. Porex’s business involves the handling, storage and disposal of materials that are classified as hazardous. Although Porex’s safety procedures for handling, storage and disposal of these materials are designed to comply with the standards prescribed by applicable laws and regulations, Porex may be held liable for any environmental damages that result from Porex’s operations. Porex may be required to pay fines, remediation costs and damages, which could have a material adverse effect on its results of operations.
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Risks Related to Providing Products and Services to the Healthcare Industry
Developments in the healthcare industry and its funding could adversely affect our businesses
     Most of the revenue of WebMD is derived from healthcare industry participants and could be affected by changes affecting healthcare spending. In addition, a significant portion of Porex’s revenue comes from products used in healthcare or related applications. WebMD’s advertising and sponsorship revenue is particularly dependent on pharmaceutical, biotechnology and medical device companies. General reductions in expenditures by healthcare industry participants could result from, among other things:
•	government regulation or private initiatives that affect the manner in which healthcare providers interact with patients, payers or other healthcare industry participants, including changes in pricing or means of delivery of healthcare products and services;
•	consolidation of healthcare industry participants;
•	reductions in governmental funding for healthcare or in tax benefits applicable to healthcare expenditures; and
•	adverse changes in business or economic conditions affecting healthcare payers or providers, pharmaceutical companies, medical device manufacturers or other healthcare industry participants.
Even if general expenditures by healthcare industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific markets we serve. For example, use of our products and services could be affected by:
•	changes in the design of health insurance plans;
•	a decrease in the number of new drugs or medical devices coming to market; and
•	decreases in marketing expenditures by pharmaceutical companies or medical device manufacturers, including as a result of governmental regulation or private initiatives that discourage or prohibit promotional activities by pharmaceutical or medical device companies.
In addition, healthcare industry participants’ expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to products and services of the types we provide.
     The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot provide assurance that the markets for our products and services will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in those markets.
Government regulation of healthcare creates risks and challenges with respect to our compliance efforts and business strategies
     The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Existing and new laws and regulations affecting the healthcare industry could create unexpected liabilities for us, could cause us to incur additional costs and could restrict our operations. Many healthcare laws are complex and their application to specific products and services may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the online services that WebMD provides. However, these laws and regulations may nonetheless be applied to our products and services. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply, could create liability for us, result in adverse publicity and negatively affect our businesses. Some of the risks that we face from healthcare regulation are as follows:
•	because WebMD’s public portals business involves advertising and promotion of prescription and over-the-counter drugs and medical devices, any increase in regulation of these areas could make it more difficult for WebMD to contract for sponsorships and advertising;
•	because WebMD is the leading distributor of online CME to healthcare professionals, any failure to maintain its status as an accredited CME provider or any change in government regulation of CME or in industry practices could adversely affect WebMD’s business;
•	because Porex manufactures medical devices for implantation, it is subject to extensive FDA regulation, as well as foreign regulatory requirements;
•	because we provide products and services to healthcare providers, our sales and promotional practices must comply with federal and state anti-kickback laws; and
•	in providing health information to consumers, we must not engage in activities that could be deemed to be practicing medicine and a violation of applicable laws.

Risks Applicable to Our Entire Company and to Ownership of Our Securities
The ongoing investigations by the United States Attorney for the District of South Carolina and the SEC could negatively impact our company and divert management attention from our business operations
     The United States Attorney for the District of South Carolina is conducting an investigation of our company. Based on the information available to HLTH as of the date of this Exhibit, we believe that the investigation relates principally to issues of financial accounting improprieties for Medical Manager Corporation, a predecessor of HLTH (by its merger into HLTH in September 2000), and Medical Manager Health Systems, a former subsidiary of HLTH; however, we cannot be sure of the investigation’s exact scope or how long it may continue. In addition, HLTH understands that the SEC is conducting a formal investigation into this matter. Adverse developments in connection with the investigations, if any, including as a result of matters that the authorities or HLTH may discover, could have a negative impact on our company and on how it is perceived by investors and potential investors and customers and potential customers. In addition, the management effort and attention required to respond to the investigations and any such developments could have a negative impact on our business operations.
     HLTH intends to continue to fully cooperate with the authorities in this matter. We believe that the amount of the expenses that we will incur in connection with the investigations will continue to be significant and we are not able to determine, at this time, what portion of those amounts may ultimately be covered by insurance or may ultimately be repaid to us by individuals to whom we are advancing amounts for their defense costs. In connection with the sale of Emdeon Practice Services to Sage Software, we have agreed to indemnify Sage Software with respect to this matter.
If certain transactions occur with respect to our capital stock, limitations may be imposed on our ability to utilize our net operating loss carryforwards and tax credits to reduce our income taxes
     As of December 31, 2007, we had net operating loss carryforwards of approximately $1.3 billion for federal income tax purposes and federal tax credits of approximately $35.7 million, which excludes the impact of any unrecognized tax benefits. Based on information available at the time of this filing, we currently estimate that the net operating loss carryforwards that were available as of December 31, 2007 will be reduced by an aggregate of approximately $550,000 as a result of offsetting our gains on the sale of our ViPS business on July 22, 2008 and the February 8, 2008 sale of our 48% interest in Emdeon Business Services. These estimates are based on various assumptions and are subject to material change.
     If certain transactions occur with respect to our capital stock, including issuances, redemptions, recapitalizations, exercises of options, conversions of convertible debt,

purchases or sales by 5%-or-greater shareholders and similar transactions, that result in a cumulative change of more than 50% of the ownership of our capital stock, over a three-year period, as determined under rules prescribed by the U.S. Internal Revenue Code and applicable Treasury regulations, an annual limitation would be imposed with respect to our ability to utilize our net operating loss carryforwards and federal tax credits. The tender offer being made by HLTH for its common stock in connection with the Schedule TO may result in a cumulative change of more than 50% of the ownership of our capital, as determined under rules prescribed by the U.S. Internal Revenue Code and applicable Treasury regulations. However, we currently are unable to calculate the annual limitation that would be imposed on our ability to utilize our net operating loss carryforwards and federal tax credits if such ownership change were to occur, which would depend on various factors including the level of participation in the tender offer. Because substantially all of our net operating loss carryforwards are reserved for by a valuation allowance, we would not expect an annual limitation on the utilization of our net operating loss carryforwards to reduce significantly our net deferred tax assets.
We may not be successful in protecting our intellectual property and proprietary rights
     Intellectual property and proprietary rights are important to our businesses. The steps that we take to protect our intellectual property, proprietary information and trade secrets may prove to be inadequate and, whether or not adequate, may be expensive. We rely on a combination of trade secret, patent and other intellectual property laws and confidentiality procedures and non-disclosure contractual provisions to protect our intellectual property. We cannot assure you that we will be able to detect potential or actual misappropriation or infringement of our intellectual property, proprietary information or trade secrets. Even if we detect misappropriation or infringement by a third party, we cannot assure you that we will be able to enforce our rights at a reasonable cost, or at all. In addition, our rights to intellectual property, proprietary information and trade secrets may not prevent independent third-party development and commercialization of competing products or services.
Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products or services
     We could be subject to claims that we are misappropriating or infringing intellectual property or other proprietary rights of others. These claims, even if not meritorious, could be expensive to defend and divert management’s attention from our operations. If we become liable to third parties for infringing these rights, we could be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the products or services that use or contain the infringing intellectual property. We may be unable to develop non-infringing products or services or obtain a license on commercially reasonable terms, or at all. We may also be required to indemnify our customers if they become subject to third-party claims relating to intellectual property that we license or otherwise provide to them, which could be costly.
Acquisitions, business combinations and other transactions may be difficult to complete and, if completed, may have negative consequences for our business and our securityholders
     We may seek to acquire or to engage in business combinations with companies engaged in complementary businesses. In addition, we may enter into joint ventures, strategic alliances or similar arrangements with third parties. These transactions may result in changes in the nature and scope of our operations and changes in our financial condition. Our success in completing these types of transactions will depend on, among other things, our ability to locate suitable candidates and negotiate mutually acceptable terms with them, as well as the availability of financing. Significant competition for these opportunities exists, which may increase the cost of and decrease the opportunities for these types of transactions.
     Financing for these transactions may come from several sources, including:
•	cash and cash equivalents on hand and marketable securities;
•	proceeds from the incurrence of indebtedness; and

•	proceeds from the issuance of additional common stock, preferred stock, convertible debt or other securities.
Our issuance of additional securities could:
•	cause substantial dilution of the percentage ownership of our stockholders at the time of the issuance;
•	cause substantial dilution of our earnings per share;
•	subject us to the risks associated with increased leverage, including a reduction in our ability to obtain financing or an increase in the cost of any financing we obtain;
•	subject us to restrictive covenants that could limit our flexibility in conducting future business activities; and
•	adversely affect the prevailing market price for our outstanding securities.
We do not intend to seek securityholder approval for any such acquisition or security issuance unless required by applicable law or regulation or the terms of existing securities.
Our business will suffer if we fail to successfully integrate acquired businesses and technologies or to assess the risks in particular transactions
     We have in the past acquired, and may in the future acquire, businesses, technologies, services, product lines and other assets. The successful integration of the acquired businesses and assets into our operations, on a cost-effective basis, can be critical to our future performance. The amount and timing of the expected benefits of any acquisition, including potential synergies between HLTH and the acquired business, are subject to significant risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to:
•	our ability to maintain relationships with the customers of the acquired business;
•	our ability to cross-sell products and services to customers with which we have established relationships and those with which the acquired businesses have established relationships;
•	our ability to retain or replace key personnel;
•	potential conflicts in payer, provider, strategic partner, sponsor or advertising relationships;
•	our ability to coordinate organizations that are geographically diverse and may have different business cultures; and
•	compliance with regulatory requirements.
We cannot guarantee that any acquired businesses will be successfully integrated with our operations in a timely or cost-effective manner, or at all. Failure to successfully integrate acquired businesses or to achieve anticipated operating synergies, revenue enhancements or cost savings could have a material adverse effect on our business, financial condition and results of operations.
     Although our management attempts to evaluate the risks inherent in each transaction and to value acquisition candidates appropriately, we cannot assure you that we will properly ascertain all such risks or that acquired businesses and assets will perform as we expect or enhance the value of our company as a whole. In addition, acquired companies or businesses may have larger than expected liabilities that are not covered by the indemnification, if any, that we are able to obtain from the sellers.

We will incur significant additional non-cash interest expense upon the adoption of FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement)”
     On May 9, 2008, the Financial Accounting Standard Board (or FASB) issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion (Including Partial Cash Settlement),” which will significantly impact the accounting for convertible debt when it is adopted during the first quarter of 2009. The FSP will require cash settled convertible debt to be separated into debt and equity components at issuance and a value to be assigned to each. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar bond without the conversion feature. The difference between the bond cash proceeds and this estimated fair value will be recorded as a debt discount and amortized to interest expense over the life of the bond. Although FSP APB 14-1 will have no impact on our actual past or future cash flows, it will require us to record a significant amount of non-cash interest expense as the debt discount is amortized. As a result, there will be an adverse impact on our results of operations and earnings per share and that impact could be material.
We may not be able to raise additional funds when needed for our business or to exploit opportunities
     Our future liquidity and capital requirements will depend upon numerous factors, including the success of the integration of our businesses, our existing and new applications and service offerings, competing technologies and market developments, potential future acquisitions and dispositions of companies or businesses, and additional repurchases of our common stock. We may need to raise additional funds to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If required, we may raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements. There can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders.
Negative conditions in the market for certain auction rate securities may result in us incurring a loss on such investments
     As of June 30, 2008, HLTH had a total of approximately $360.9 million (face value) of investments in certain auction rate securities (ARS) of which $167.5 million (face value) relate to WebMD. Those ARS had a fair value of $298.0 million of which ($138.3 million relates to WebMD). The types of ARS investments that HLTH owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. HLTH and its subsidiaries do not own any other type of ARS investments.
     Since February 2008, negative conditions in the regularly held auctions for these securities have prevented holders from being able to liquidate their holdings through that type of sale. In the event HLTH needs to or wants to sell its ARS investments, it may not be able to do so until a future auction on these types of investments is successful or until a buyer is found outside the auction process. If potential buyers are unwilling to purchase the investments at their carrying amount, HLTH would incur a loss on any such sales.
Our decision to sell Porex may have a negative impact on that business
     As a result of our announcement that we plan to divest Porex, the financial results and operations of that business may be adversely affected by the diversion of management resources to the sale process and by uncertainty regarding the outcome of the process. For example, the uncertainty of who will own Porex in the future could lead Porex to lose or fail to attract employees, customers or business partners. Although we have taken steps to address these risks, there can be no assurance that any such losses or distractions will not adversely affect the operations or financial results of Porex and, as a result, the sale price that we may receive for Porex.